Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Safeguard Scientifics, Inc.

We consent to the use of our report dated February 9, 2004, except as to the matters discussed in Note 22 related to the 2024 Notes, which is as of March 12, 2004, with respect to the consolidated balance sheets of Safeguard Scientifics, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference.

Our report refers to SFAS 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 9, 2004